Iconic Motorbikes, Inc.



ANNUAL REPORT

3100 Donald Douglas Loop North, Hangar 1

Santa Monica, CA 90405

(310) 795-7721

https://iconicmotorbikeauctions.com/

This Annual Report is dated May 2, 2023.

BUSINESS

Iconic Motorbikes Auctions is the GO TO for rare and collectible motorbikes but we also believe "every bike is Iconic to someone" so we mix in riders, projects and bikes for the masses.

We are a Service Center, custom bike build destination and we offer a full array of White Glove Services to include Inport / Export assistance, title help, sourcing rare bikes, etc. We are now expanding into our own domestic transport side as well as Live Auctions with special events tied to them.

The Life Style side of Iconic includes Apparel, special events, track days, shows, membership / club benefits, rides and so much more!

Iconic Motorbikes previously operated as a limited liability company (Iconic Motorbikes LLC) formed on 4/2/2018 in DE and converted to Iconic Motorbikes, Inc., a DE corporation, on 4/4/2022.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $6.67
Number of Securities Sold: 100,000
Use of proceeds: Negligible, Founder's Shares
Date: May 09, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue
Gross Sales Revenue for 2022 was $7,889,492 as compared to $2,040,027 in 2021. Sales growth was attributed to our first full year of our online auction site being functional and with the addition of a couple more mechanics, service revenue increased as well.

Costs of Sales
Cost of sales in 2022 were $3,983,025 as compared to $1,570,614. These numbers are mostly tied to the motorbike sales as a whole and are in line with the increased sales revenue.

Our Iconic Owned inventory is most certainly our largest cash / investment outlay. The beautiful part of this though is that the collectible inventory continues to appreciate over time whereas in a typical dealer environment you would see depreciation as new / better models are issued.

Other significant expenses arose from expanding our staff, improvements to the hangar/building, more equipment, new offices, racking and TI work to the facility.

Cash flow should improve in 2023 as we aim to continue to reduce "Iconic owned" motorbike inventory much like last year. This has allowed us to significantly some of our short term loans as well as credit card debt. We will keep overhead consistent to where we are now but look forward to higher sales revenue which will lead to stronger reserves and supplemental cash flow. In addition, new business segments such as Iconic Transport will bring more profit to the company. Also, our satellite office in Japan is already up and running, although we do not expect any significant profit during the beginning phases. Our office in the UK is still being built and we are looking to have it completed towards the end of the year.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $65,851.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Confidential
Amount Owed: $1,000,000.00
Interest Rate: 0.0%
Maturity Date: December 31, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas A Tromp "Adam"

Thomas A Tromp "Adam"'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO/CFO - Founding Partner & Director
Dates of Service: April, 2018 - Present
Responsibilities: Founded the company, company oversite, hiring, new venues, growth plans, etc. S

Name: Abhinay Eswarappa

Abhinay Eswarappa's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: COO & Director
Dates of Service: December, 2018 - Present
Responsibilities: Operations and Auction Oversight.

Other business experience in the past three years:

Employer: Bike-Urious
Title: Founder
Dates of Service: March, 2013 - Present
Responsibilities: Abhi founded the company and website and is constantly creating and managing the content featured.

Other business experience in the past three years:

Employer: Intelligent Charting, LLC

Title: COO
Dates of Service: January, 2009 - October, 2020
Responsibilities: Managed operations of the LLC centered around physician documentation for Inpatient Physical Medicine and Rehabilitation facilities

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Thomas A Tromp "Adam"
Amount and nature of Beneficial ownership: 1,020,000
Percent of class: 37.0

Title of class: Common Stock
Stockholder Name: Abhinay Eswarappa
Amount and nature of Beneficial ownership: 990,000
Percent of class: 35.0

Title of class: Common Stock
Stockholder Name: Confidential
Amount and nature of Beneficial ownership: 750,000
Percent of class: 25

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 160,419 of Common Stock.

Voting Rights
1 vote per 1 share
Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the auto industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering shares in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We may likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our new segments will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the service offerings fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products / services on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Iconic Motorbikes was formed on 04/18/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Iconic Motorbikes has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Iconic Motorbikes or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Iconic Motorbikes could harm our reputation and materially negatively impact our financial condition and business. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2023.

Iconic Motorbikes, Inc.

By   /s/ *Thomas Tromp*

     Name: Iconic Motorbikes, Inc.

     Title: CEO/CFO

Exhibit A

FINANCIAL STATEMENTS

I, _____**Thomas Tromp**_____ (Print Name), the _____**CEO/CFO**_____(Principal Executive Officers) of _____**Iconic Motorbikes, Inc.**_____(Company Name), hereby certify that the financial statements of ____**Iconic Motorbikes, Inc.**____ (Company Name) and notes thereto for the periods ending ____**2022**____ (first Fiscal Year End of Review) and ___**2021**___(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Iconic Motorbikes, Inc. has not yet filed its federal tax return for **2022**.

For the year **2021** the amounts reported on our tax returns were total income of $__1,318,431.00__ ; taxable income of $__<157,554.00>__ and total tax of $_____ 7000.00 (estimated CA tax pymt)

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____4|27|23_____ (Date of Execution).



_____ (Signature)

___CEO | CFO___ (Title)

___4|27|2023___ (Date)

Iconic Motorbikes, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
*Iconic Checking 1269 (older acct)	8,328.07
*Iconic Checking 2161	57,523.02
Cash on hand	0.00
Total Bank Accounts	**$65,851.09**
Accounts Receivable	
Accounts Receivable (A/R)	79,592.89
Accounts Receivable (A/R) - GBP	0.00
Total Accounts Receivable	**$79,592.89**
Other Current Assets	
AR Clearing	0.00
Buyer-Seller Direct Settlements	0.00
Inventory	1,510,740.75
Motorbikes Purchased for Resale	379,671.39
Total Inventory	**1,890,412.14**
Inventory Asset	0.00
Loans Receivable	4,225.00
Security Deposit - City of SM	0.00
Uncategorized Asset	0.00
Undeposited Funds	5,575.00
Total Other Current Assets	**$1,900,212.14**
Total Current Assets	**$2,045,656.12**
Fixed Assets	
2021 Ford Transit Cargo Van	44,344.91
Accumulated Depreciation	-84,676.34
Audio Equipment	3,898.44
Computer Equipment	4,223.53
Leasehold Improvements	44,322.06
Shop - Furniture & Fixtures	40,966.96
Shop - Machinery & Equipment	139,601.53
Total Fixed Assets	**$192,681.09**
Other Assets	
Rent Deposit	29,535.00
Total Other Assets	**$29,535.00**
TOTAL ASSETS	**$2,267,872.21**

Iconic Motorbikes, Inc.
Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	39,944.41
Total Accounts Payable	**$39,944.41**
Credit Cards	
AmEx Platinum	10,605.35
Chase Card -6844	0.00
ChaseInk - 0791	2,000.73
Citi Preferred	0.00
US Bank xx1481	8.54
Total Credit Cards	**$12,614.62**
Other Current Liabilities	
Amounts Payable to Auction Seller	-12,900.00
California State Board of Equalization Payable	10,181.81
Loans - Adam Tromp	0.00
Loans - Marc Lambert	0.00
Loans - Mario Rovira (ST)	0.00
Loans - Tija Tromp	20,000.00
Loans - Vic Branstetter	0.00
Out Of Scope Agency Payable	0.00
Wisconsin Department of Revenue Payable	159.76
Total Other Current Liabilities	**$17,441.57**
Total Current Liabilities	**$70,000.60**
Long-Term Liabilities	
Car Note Payable	30,088.55
Loan - Mario Rovira	0.00
Loans - Bill Peck	1,000,000.00
Total Long-Term Liabilities	**$1,030,088.55**
Total Liabilities	**$1,100,089.15**
Equity	
Contributions	
Adam Tromp - Contributions	1,038,000.00
Bike-urious Contributions	40,000.00
Bill Beck - Investment	500,000.00
Start Engine Shareholder Contributions	656,792.00
Vic Branstetter - Contributions	500,000.00
Total Contributions	**2,734,792.00**

Iconic Motorbikes, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Distribution	0.00
Abhinay Eswarappa Distribution	-96,000.00
Adam Tromp Distribution	-118,835.05
Bike-urious Distributions	0.00
Vic Branstetter - Partner Buyout	-550,000.00
Vic Branstetter Distributions	-48,000.00
Total Distribution	**-812,835.05**
Opening Balance Equity	0.00
Retained Earnings	-189,484.31
Net Income	-564,689.58
Total Equity	**$1,167,783.06**
TOTAL LIABILITIES AND EQUITY	**$2,267,872.21**

Iconic Motorbikes, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Fee Income	
Bike Rental Fee Income	1,750.00
Buyer Fee	523,495.74
Credit Card Fee Income	8,493.33
Customs/Duty Fee Income	20,662.32
Listing Fee	2,036.39
Registration/Transfer/Documentation Fee Income	27,870.00
Storage Fee Income	49,900.00
Total Fee Income	**634,207.78**
Iconic Bike Sales Income	478,323.99
Refund - Bike Sale	-17,273.75
Total Iconic Bike Sales Income	**461,050.24**
IMC Membership Fee/Dues	2,895.88
Parts and Service Department Income	14,590.45
Parts Department Income	206,960.90
Pass-Through Income	51,206.33
Service Department Income	235,378.97
Shop Fee Income	4,861.75
Total Parts and Service Department Income	**512,998.40**
Sales	5,950,857.62
Sales of Artwork and Misc. Items	85,911.50
Sales of Clothing Income	2,145.08
Sales of Product Income	1,596.24
Shipping Income	348,889.84
Transport Costs	750.00
Transport Markup	250.00
Total Shipping Income	**349,889.84**
Third-Party Bike Sales	-131,100.00
Track Day	15,280.38
Uncategorized Income	3,759.30
Total Income	**$7,889,492.26**
Cost of Goods Sold	
Bike Parts & Supplies	507,782.12
Bike Purchases	3,256,411.58
Cost of Goods Sold	205,831.13
Iconic Merchandise	0.00
Inventory Shrinkage	13,000.00
Total Cost of Goods Sold	**$3,983,024.83**
GROSS PROFIT	**$3,906,467.43**

Iconic Motorbikes, Inc.

Profit and Loss

January - December 2022

	TOTAL
Expenses	
Advertising & Promotional	546.98
Auto Expense	1,189.99
Auto Gas	111,656.52
Auto Repair	1,233.50
Parking & Tolls	422.42
Rental Trucks & Trailers	10,000.00
Total Auto Expense	**124,502.43**
Bike Sale Settlement	2,327,799.25
Bike Transport & Shipping	304,357.25
Commissions	8,250.00
Computer & Internet	13,380.50
Contractors (1099)	73,243.97
Customs / Duties - Expense	22,719.70
Delivery & Postage	14,966.67
Dues and Subscriptions	-1,597.20
Event Expense	56,057.19
Guaranteed Payments	
Adam Tromp	
Auto Lease - Range Rover for Adam	14,366.80
Total Adam Tromp	**14,366.80**
Total Guaranteed Payments	**14,366.80**
Insurance	3,284.16
General Liability Insurance	66,027.64
Total Insurance	**69,311.80**
Interest Expense	51,794.78
Legal & Professional Services	
Accounting & Bookkeeping Services	19,064.16
Legal Fees	1,615.00
Other Professional fees/services	12,511.00
Title Services	56,987.00
Total Legal & Professional Services	**90,177.16**
Licenses & Fees	-1,241.33
Business Licensing Fees	785.35
CA Tire Disposal Fee	-330.00
DMV Registration Fees	4,955.32
Total Licenses & Fees	**4,169.34**
Meals & Entertainment	7,948.37
Meals & Refreshments Employee	2,631.36
Total Meals & Entertainment	**10,579.73**

Iconic Motorbikes, Inc.

Profit and Loss
January - December 2022

	TOTAL
Merchant Services Fees	
Bank Charges & Fees	4,761.40
Credit Card Fees	119.40
QuickBooks Payments Fees	16,741.79
Total Merchant Services Fees	**21,622.59**
Office Expenses	9,781.78
Office Supplies	1,952.30
Other Business Expenses	9,237.17
Outside Labor	161,048.96
Mechanic Pay	5,984.21
Paintwork	17,420.50
Temp Staff	3,000.00
Total Outside Labor	**187,453.67**
Payroll Expenses	0.00
Federal Taxes (941/944)	76,667.11
Payroll Processing Fee	151.91
Wages & Salaries	473,868.84
Total Payroll Expenses	**550,687.86**
Refunds	
Refund - Service Work	-635.97
Total Refunds	**-635.97**
Rent & Lease	0.00
Santa Monica Airport Hangar	346,713.43
Total Rent & Lease	**346,713.43**
Repair & Maintenance	18,071.45
Sales Tax Payments	7,806.51
Security	768.00
Shop - Supplies	40,449.04
Shop - Tools	5,423.44
Staff Expense Reimbursement	1,600.00
Taxes	19,087.41
Telephone & Internet	4,874.98
Travel	703.23
Hotels	19,875.50
Transportation	10,269.05
Travel Meals	7,342.58
Total Travel	**38,190.36**
Utilities	3,060.33
Van Payments	5,063.83

Iconic Motorbikes, Inc.

Profit and Loss
January - December 2022

	TOTAL
Website	20,779.10
Total Expenses	**$4,476,613.63**
NET OPERATING INCOME	**$ -570,146.20**
Other Income	
Credit Card Rewards	5,544.62
Total Other Income	**$5,544.62**
Other Expenses	
Unrealized Gain or Loss	0.00
Tire Recycling	88.00
Total Other Expenses	**$88.00**
NET OTHER INCOME	**$5,456.62**
NET INCOME	**$ -564,689.58**

Iconic Motorbikes, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-564,689.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	147,015.10
Accounts Receivable (A/R) - GBP	0.00
Buyer-Seller Direct Settlements	0.00
Inventory	-173,388.00
Inventory:Motorbikes Purchased for Resale	-244,761.39
Inventory Asset	0.00
Loans Receivable	-4,225.00
Uncategorized Asset	0.00
Leasehold Improvements	-1,341.00
Accounts Payable (A/P)	26,519.61
AmEx Platinum	-42,967.73
Chase Card -6844	0.00
ChaseInk - 0791	2,000.73
Citi Preferred	-2,686.16
US Bank xx1481	-3.48
Amounts Payable to Auction Seller	-107,906.40
California State Board of Equalization Payable	4,127.02
Loans - Adam Tromp	-63,900.00
Loans - Marc Lambert	0.00
Loans - Mario Rovira (ST)	-104,000.00
Loans - Tija Tromp	-5,000.00
Loans - Vic Branstetter	-75,000.00
Out Of Scope Agency Payable	0.00
Wisconsin Department of Revenue Payable	119.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-645,397.32**
Net cash provided by operating activities	**$ -1,210,086.90**
INVESTING ACTIVITIES	
Computer Equipment	-3,076.86
Shop - Machinery & Equipment	-24,382.02
Rent Deposit	0.00
Net cash provided by investing activities	**$ -27,458.88**
FINANCING ACTIVITIES	
Car Note Payable	-8,278.03
Loan - Mario Rovira	-100,000.00
Loans - Bill Peck	1,000,000.00
Contributions:Adam Tromp - Contributions	-37,000.00
Contributions:Bike-urious Contributions	40,000.00
Contributions:Bill Beck - Investment	500,000.00
Contributions:Start Engine Shareholder Contributions	656,792.00
Distribution:Abhinay Eswarappa Distribution	-96,000.00

Iconic Motorbikes, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
Distribution:Adam Tromp Distribution	-84,000.00
Distribution:Bike-urious Distributions	0.00
Distribution:Vic Branstetter - Partner Buyout	-550,000.00
Distribution:Vic Branstetter Distributions	-48,000.00
Net cash provided by financing activities	**$1,273,513.97**
NET CASH INCREASE FOR PERIOD	**$35,968.19**
Cash at beginning of period	35,457.90
CASH AT END OF PERIOD	**$71,426.09**

Iconic Motorbikes, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
*Iconic Checking 1269 (older acct)	34,642.90
Cash on hand	315.00
Stripe (deleted)	500.00
Total Bank Accounts	**$35,457.90**
Accounts Receivable	
Accounts Receivable (A/R)	226,607.99
Total Accounts Receivable	**$226,607.99**
Other Current Assets	
AR Clearing	0.00
Inventory	1,337,352.75
Motorbikes Purchased for Resale	134,910.00
Total Inventory	**1,472,262.75**
Inventory Asset	0.00
Security Deposit - City of SM	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,472,262.75**
Total Current Assets	**$1,734,328.64**
Fixed Assets	
2021 Ford Transit Cargo Van	44,344.91
Accumulated Depreciation	-84,676.34
Audio Equipment	3,898.44
Computer Equipment	1,146.67
Leasehold Improvements	42,981.06
Shop - Furniture & Fixtures	40,966.96
Shop - Machinery & Equipment	115,219.51
Total Fixed Assets	**$163,881.21**
Other Assets	
Rent Deposit	29,535.00
Total Other Assets	**$29,535.00**
TOTAL ASSETS	**$1,927,744.85**

Iconic Motorbikes, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	13,424.80
Total Accounts Payable	**$13,424.80**
Credit Cards	
AmEx Platinum	53,573.08
Chase Card -6844	0.00
Citi Preferred	2,686.16
US Bank xx1481	12.02
Total Credit Cards	**$56,271.26**
Other Current Liabilities	
Amounts Payable to Auction Seller	95,006.40
California State Board of Equalization Payable	6,054.79
Loans - Adam Tromp	63,900.00
Loans - Mario Rovira (ST)	104,000.00
Loans - Tija Tromp	25,000.00
Loans - Vic Branstetter	75,000.00
Out Of Scope Agency Payable	0.00
Wisconsin Department of Revenue Payable	40.38
Total Other Current Liabilities	**$369,001.57**
Total Current Liabilities	**$438,697.63**
Long-Term Liabilities	
Car Note Payable	38,366.58
Loan - Mario Rovira	100,000.00
Total Long-Term Liabilities	**$138,366.58**
Total Liabilities	**$577,064.21**
Equity	
Contributions	
Adam Tromp - Contributions	1,075,000.00
Vic Branstetter - Contributions	500,000.00
Total Contributions	**1,575,000.00**
Distribution	0.00
Abhinay Eswarappa Distribution	0.00
Adam Tromp Distribution	-34,835.05
Bike-urious Distributions	0.00
Total Distribution	**-34,835.05**
Opening Balance Equity	0.00
Retained Earnings	-79,165.74

Iconic Motorbikes, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	-110,318.57
Total Equity	**$1,350,680.64**
TOTAL LIABILITIES AND EQUITY	**$1,927,744.85**

Iconic Motorbikes, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Fee Income	
Bike Rental Fee Income	700.00
Buyer Fee	250,060.92
Commission Fee Income	800.00
Credit Card Fee Income	8,915.58
Customs/Duty Fee Income	4,288.23
Listing Fee	2,025.00
Registration/Transfer/Documentation Fee Income	19,515.00
Storage Fee Income	23,339.90
Total Fee Income	**309,644.63**
Parts and Service Department Income	390.71
Parts Department Income	304,103.66
Pass-Through Income	100,239.21
Service Department Income	671,596.28
Shop Fee Income	9,028.14
Total Parts and Service Department Income	**1,085,358.00**
Sales	-95,355.63
Sales of Artwork and Misc. Items	4,121.95
Sales of Clothing Income	1,112.83
Sales of Product Income	457,249.50
Shipping Income	217,010.20
Unapplied Cash Payment Income	60,885.87
Total Income	**$2,040,027.35**
Cost of Goods Sold	
Bike Parts & Supplies	469,413.27
Bike Purchases	0.00
Iconic Merchandise	0.00
Total Cost of Goods Sold	**$469,413.27**
GROSS PROFIT	**$1,570,614.08**
Expenses	
Advertising & Promotional	
Bike Shows	19,910.61
Total Advertising & Promotional	**19,910.61**
Auto Expense	
Auto Gas	18,993.95
Auto Repair	146.55
Parking & Tolls	365.79
Total Auto Expense	**19,506.29**

Iconic Motorbikes, Inc.

Profit and Loss

January - December 2021

	TOTAL
Bike Sale Settlement	-426,637.73
Bike Transport & Shipping	195,071.64
Charitable Contributions	1,810.00
Computer & Internet	3,411.64
Continuing Education	2,000.00
Contractors (1099)	71,552.54
Delivery & Postage	13,188.27
Dues and Subscriptions	4,701.59
Event Expense	25,700.00
Guaranteed Payments	92,200.00
Adam Tromp	5,983.40
Total Guaranteed Payments	**98,183.40**
Insurance	
General Liability Insurance	76,441.10
Total Insurance	**76,441.10**
Interest Expense	41,719.21
Legal & Professional Services	
Accounting & Bookkeeping Services	2,187.50
Other Professional fees/services	457.00
Title Services	125,541.30
Total Legal & Professional Services	**128,185.80**
Licenses & Fees	-1,094.81
CA Tire Disposal Fee	-10.50
DMV Registration Fees	3,231.89
Total Licenses & Fees	**2,126.58**
Meals & Entertainment	
Meals & Refreshments Employee	17,045.91
Total Meals & Entertainment	**17,045.91**
Merchant Services Fees	
Bank Charges & Fees	6,227.88
Credit Card Fees	898.62
QuickBooks Payments Fees	770.40
Total Merchant Services Fees	**7,896.90**
Office Expenses	14,063.00
Outside Labor	22,797.32
Paintwork	17,642.00
Total Outside Labor	**40,439.32**

Iconic Motorbikes, Inc.
Profit and Loss
January - December 2021

	TOTAL
Payroll Expenses	35,107.22
Federal Taxes (941/944)	69,578.85
Payroll Processing Fee	1,142.84
Wages & Salaries	773,645.94
Total Payroll Expenses	**879,474.85**
Penalties	255.75
Refunds	
Refund - Service Work	76.63
Total Refunds	**76.63**
Rent & Lease	20,329.04
Rent for Lincoln Building	19,432.00
Santa Monica Airport Hangar	261,198.60
Total Rent & Lease	**300,959.64**
Repair & Maintenance	12,463.30
Sales Tax Payments	0.00
Security	2,410.00
Shop - Supplies	29,721.49
Taxes	5,000.00
Telephone & Internet	3,665.87
Travel	
Hotels	16,270.38
Transportation	4,720.21
Travel Meals	313.72
Total Travel	**21,304.31**
Utilities	1,622.42
Van Payments	6,434.40
Total Expenses	**$1,619,704.73**
NET OPERATING INCOME	**$ -49,090.65**
Other Income	
Credit Card Rewards	1,296.11
Interest Income	0.31
Total Other Income	**$1,296.42**
Other Expenses	
Unrealized Gain or Loss	0.00
Depreciation Expense	58,703.11
Other Miscellaneous Expense	3,196.23
Tire Recycling	625.00
Total Other Expenses	**$62,524.34**
NET OTHER INCOME	**$ -61,227.92**
NET INCOME	**$ -110,318.57**

Iconic Motorbikes, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-110,318.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-65,551.13
AR Clearing	0.00
Inventory	-1,259,477.75
Inventory Asset	0.00
Security Deposit - City of SM	9,451.98
Uncategorized Asset	0.00
Accumulated Depreciation	58,703.11
Leasehold Improvements	-28,931.63
Accounts Payable (A/P)	13,424.80
AmEx Platinum	53,573.08
Chase Card -6844	0.00
Citi Preferred	-6,100.13
US Bank xx1481	-2,300.97
Amounts Payable to Auction Seller	8,209.69
California State Board of Equalization Payable	-4,228.75
Loans - Adam Tromp	63,900.00
Loans - Mario Rovira (ST)	104,000.00
Loans - Tija Tromp	25,000.00
Loans - Vic Branstetter	75,000.00
Out Of Scope Agency Payable	0.00
Wisconsin Department of Revenue Payable	40.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-955,287.32**
Net cash provided by operating activities	**$ -1,065,605.89**
INVESTING ACTIVITIES	
2021 Ford Transit Cargo Van	-44,344.91
Shop - Furniture & Fixtures	-547.02
Rent Deposit	8,495.00
Net cash provided by investing activities	**$ -36,396.93**
FINANCING ACTIVITIES	
Car Note Payable	38,366.58
Loan - Mario Rovira	100,000.00
Contributions:Adam Tromp - Contributions	957,366.97
Distribution:Abhinay Eswarappa Distribution	0.00
Distribution:Adam Tromp Distribution	-3.99
Distribution:Bike-urious Distributions	0.00
Net cash provided by financing activities	**$1,095,729.56**
NET CASH INCREASE FOR PERIOD	**$ -6,273.26**
Cash at beginning of period	41,731.16
CASH AT END OF PERIOD	**$35,457.90**

Iconic Motorbikes, Inc.
Statement of Changes in Equity
As of December 31, 2022

		Total	
	As of Dec 31, 2022	As of Dec 31, 2021 (PP)	Change
ASSETS			
Current Assets			
Bank Accounts			
*Iconic Checking 1269 (older acct)	8,328.07	34,642.90	-26,314.83
*Iconic Checking 2161	57,523.02	0.00	57,523.02
Cash on hand	0.00	315.00	-315.00
Stripe	0.00	500.00	-500.00
Total Bank Accounts	$ 65,851.09	$ 35,457.90	$ 30,393.19
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)	39,944.41	13,424.80	26,519.61
Total Accounts Payable	$ 39,944.41	$ 13,424.80	$ 26,519.61
Credit Cards			
AmEx Platinum	10,605.35	53,573.08	-42,967.73
Chase Card -6844	0.00	0.00	0.00
ChaseInk - 0791	2,000.73		2,000.73
Citi Preferred	0.00	2,686.16	-2,686.16
US Bank xx1481	8.54	12.02	-3.48
Total Credit Cards	$ 12,614.62	$ 56,271.26	-$ 43,656.64
Other Current Liabilities			
Amounts Payable to Auction Seller	-12,900.00	95,006.40	-107,906.40
California State Board of Equalization Payable	10,181.81	6,054.79	4,127.02
Loans - Adam Tromp	0.00	63,900.00	-63,900.00
Loans - Marc Lambert	0.00		0.00
Loans - Mario Rovira (ST)	0.00	104,000.00	-104,000.00
Loans - Tija Tromp	20,000.00	25,000.00	-5,000.00
Loans - Vic Branstetter	0.00	75,000.00	-75,000.00
Out Of Scope Agency Payable	0.00	0.00	0.00
Wisconsin Department of Revenue Payable	159.76	40.38	119.38
Total Other Current Liabilities	$ 17,441.57	$ 369,001.57	-$ 351,560.00
Total Current Liabilities	$ 70,000.60	$ 438,697.63	-$ 368,697.03
Long-Term Liabilities			
Car Note Payable	30,088.55	38,366.58	-8,278.03
Loan - Mario Rovira	0.00	100,000.00	-100,000.00
Loans - Bill Peck	1,000,000.00		1,000,000.00
Total Long-Term Liabilities	$ 1,030,088.55	$ 138,366.58	$ 891,721.97
Total Liabilities	$ 1,100,089.15	$ 577,064.21	$ 523,024.94
Equity			

Contributions					0.00
Adam Tromp - Contributions		1,038,000.00		1,075,000.00	-37,000.00
Bike-urious Contributions		40,000.00			40,000.00
Bill Beck - Investment		500,000.00			500,000.00
Start Engine Shareholder Contributions		656,792.00			656,792.00
Vic Branstetter - Contributions		500,000.00		500,000.00	0.00
Total Contributions	$	**2,734,792.00**	$	**1,575,000.00**	$ **1,159,792.00**
Distribution		0.00		0.00	0.00
Abhinay Eswarappa Distribution		-96,000.00		0.00	-96,000.00
Adam Tromp Distribution		-118,835.05		-34,835.05	-84,000.00
Bike-urious Distributions		0.00		0.00	0.00
Vic Branstetter - Partner Buyout		-550,000.00			-550,000.00
Vic Branstetter Distributions		-48,000.00			-48,000.00
Total Distribution	-$	**812,835.05**	-$	**34,835.05**	-$ **778,000.00**
Opening Balance Equity		0.00		0.00	0.00
Retained Earnings		-189,484.31		-79,165.74	-110,318.57
Net Income		-564,689.58		-110,318.57	-454,371.01
Total Equity	$	**1,167,783.06**	$	**1,350,680.64**	-$ **182,897.58**
TOTAL LIABILITIES AND EQUITY	$	**2,267,872.21**	$	**1,927,744.85**	$ **340,127.36**

NOTE 1 – NATURE OF OPERATIONS

Iconic Motorbikes, Inc. was formed on April 19, 2022 ("Inception") in the State of Delaware. The financial statements of Iconic Motorbikes, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, California.

Iconic Motorbikes Auctions is the GO-TO for rare and collectible motorbikes but we also believe "every bike is Iconic to someone" so we mix in riders, projects and bikes for the masses.

We are a Service Center, custom bike build destination and we offer a full array of White Glove Services to include Import / Export assistance, title help, sourcing rare bikes, etc. We are now expanding into our own domestic transport side as well as Live Auctions with special events tied to them.

The Life Style side of Iconic includes Apparel, special events, track days, shows, membership / club benefits, rides and so much more!

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
           in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Auction sales and fees, motorcycle sales, motorcycle repairs and service, and merchandise sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as an S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Inventory is calculated to be approximately $1,900,000. Short-term debt and/or loans include a car note payable. Long-term debt and/or loans include a large contribution from a private investor/partner. Credit Card debt was eliminated by the end of 2022.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Thomas A Tromp "Adam"
Amount and nature of Beneficial ownership: 1,020,000
Percent of class: 37.0

Abhinay Eswarappa
Amount and nature of Beneficial ownership: 990,000
Percent of class: 35.0

Confidential Investor
Amount and nature of Beneficial ownership: 750,000
Percent of class: 25

NOTE 6 – RELATED PARTY TRANSACTIONS
None.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2022 through April 27, 2023. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

CERTIFICATION

I, Thomas Tromp, Principal Executive Officer of Iconic Motorbikes, Inc., hereby certify that the financial statements of Iconic Motorbikes, Inc. included in this Report are true and complete in all material respects.

Thomas Tromp

CEO/CFO